UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒                                  Merger

☐                                    Liquidation

☐                                    Abandonment of Registration

(Note:  Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                      Name of fund: Pax World Funds Trust II (the “Fund”)

3.                                      Securities and Exchange Commission File No. 811-22187

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application	☐ Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

30 Penhallow Street, Suite 400

Portsmouth, New Hampshire 03801

6.                                      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joseph F. Keefe	Gregory D. Sheehan, Esq.
Pax World Management LLC	Ropes & Gray LLP
30 Penhallow Street, Suite 400	800 Boylston Street
Portsmouth, New Hampshire 03801	Boston, MA 02199
(800) 767-1729; or,	(617) 951-7621

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of Fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

(a)	Pax World Management LLC, 30 Penhallow Street, Suite 400, Portsmouth, New Hampshire 03801, Tel: (800) 767-1729 (records relating to its function as investment adviser).

(b)	State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111, Tel: (617) 985-3185

(records relating to its function as administrator, custodian & transfer agent).

(c)	ALPS Distributors, Inc., 1290 Broadway, Suite 1100, Denver, Colorado 80203, Tel: (720) 917-0659 (records relating to its function as distributor).

8.                                      Classification of Fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the Fund is a management company (check only one):

☒ Open-end	☐ Closed-end

10.                               State law under which the Fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.                               Provide the name and address of each investment adviser of the Fund (including sub-advisers) during the last five years, even if the Fund’s contracts with those advisers have been terminated.

Pax World Management LLC

30 Penhallow Street, Suite 400

Portsmouth, New Hampshire 03801

12.                               Provide the name and address of each principal underwriter of the Fund during the last five years, even if the Fund’s contracts with those underwriters have been terminated:

ALPS Distributors, Inc., 1290 Broadway, Suite 1100, Denver, Colorado 80203.

13.                               If the Fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):                       Not applicable.

(b) Trustee’s name(s) and address(es):                                   Not applicable.

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

☐ Yes            ☒ No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.                               (a)                                 Did the Fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes            ☐ No

If Yes, state the date on which the board vote took place:  December 5, 2013

If No, explain:

(b)                                 Did the Fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes            ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Shareholder approval for the Merger was not required by law, including Rule 17a-8 under the Investment Company Act of 1940, or by the Fund’s governing documents.

II.                                   Distributions to Shareholders

16.                               Has the Fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes            ☐ No

(a)                                 If Yes, list the date(s) on which the Fund made those distributions:

March 31, 2014

(b)                                 Were the distributions made on the basis of net assets?

☒ Yes            ☐ No

(c)                                  Were the distributions made pro rata based on share ownership?

☒ Yes            ☐ No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

On March 31, 2014, Pax MSCI EAFE ESG Index ETF (“EAPS”), a series of Pax World Funds Trust II and Pax World International Fund, a series of Pax World Funds Series Trust I (the “Target Funds”), merged into Pax MSCI International ESG Index Fund, a series of Pax World Funds Series Trust I (the “Acquiring Fund”).  In the Merger, shareholders of EAPS received shares of the Acquiring Fund with the same aggregate net asset value (NAV) as their shares of the Fund.  The aggregate net asset value of shares of the Acquiring Fund received was equal to the Fund’s aggregate net asset value as of the close of business on March 28, 2014.

A conversion ratio based on the March 28, 2014 closing NAVs of both Target Funds was used to calculate the number of Acquiring Fund shares to be distributed to each Target Fund shareholder. Each share of EAPS was converted to 3.31029957 Institutional Class shares of the Acquiring Fund.  Each share of the original Pax World International Fund was exchanged for one share of the same share class of the Acquiring Fund.

(e)                                  Liquidations only:  Not Applicable

Were any distributions to shareholders made in kind?

☐ Yes            ☐ No

If Yes, indicate the percentage of Fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:

Has the Fund issued senior securities?  Not applicable.

☐ Yes            ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

Not applicable.

18.                               Has the Fund distributed all of its assets to the Fund’s shareholders?

☒ Yes            ☐ No

If No,

(a)                                 How many shareholders does the Fund have as of the date this form is filed?  ☐

(b)                                 Describe the relationship of each remaining shareholder to the Fund:  ☐

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes            ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

20.                               Does the Fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes            ☒ No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the Fund as of the date this form is filed:

(b)                                 Why has the Fund retained the remaining assets?

(c)                                  Will the remaining assets be invested in securities?

☐ Yes            ☐ No

21.                               Does the Fund have any outstanding debts (other than face-amount certificates if the Fund is a face-amount certificate company) or any other liabilities?

☐ Yes            ☒ No

If Yes,

(a)                                 Describe the type and amount of each debt or other liability:

(b)                                 How does the Fund intend to pay these outstanding debts or other liabilities?

IV.                               Information About Event(s) Leading to Request For Deregistration

22.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i)                                     Legal expenses:          Approximately $ 345,000

(ii)                                  Accounting expenses:  Approximately $15,000

(iii)                               Other expenses (list and identify separately):

Proxy Solicitation:                                            Approximately $  48,000

Registration Fees:                                                Approximately $  11,000

(iv)                              Total expenses (sum of lines (i)-(iii) above): Approximately $ 419,000

(b)                                 How were those expenses allocated?

Expenses incurred in connection with the Merger (other than brokerage expenses, which were borne by the fund incurring such expenses) were allocated to Pax World International Fund, a series of Pax World Funds Series Trust I, in an amount equal to $127, 650; all remaining expenses incurred in connection with the Merger were borne by Pax World Management LLC.

(c)                                  Who paid those expenses?

Pax World International Fund, a series of Pax World Funds Series Trust I, and Pax World Management LLC.

(d)                                 How did the Fund pay for unamortized expenses (if any)?

Not applicable

23.                               Has the Fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes            ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                               Is the Fund a party to any litigation or administrative proceeding?

☐ Yes            ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the Fund in that litigation:

25.                               Is the Fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes            ☒ No

If Yes, describe the nature and extent of those activities:

VI.                               Mergers Only

26.                               (a)                                 State the name of the Fund surviving the Merger:

Pax MSCI International ESG Index Fund, a series of Pax World Funds Series Trust I.

(b)                                 State the Investment Company Act file number of the Fund surviving the Merger:

Investment Company Act Registration No. 811-02064

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

On July 15, 2014, the Agreement and Plan of Reorganization was filed as an exhibit to post-effective amendment No. 1 to the registration statement on Form N-14 of Pax World Funds Series Trust I, filed with the commission on December 18, 2013 (File No. 333-192937).

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Pax World Funds Trust II (ii) she is Secretary of Pax World Funds Trust II, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Maureen Conley
Maureen Conley
Secretary